Rancho Affordable Living LLC
A Delaware Limited Liability Company

Financial Statement and Independent Accountant's Review Report
January 11, 2024 (Inception)

RANCHO AFFORDABLE LIVING LLC
TABLE OF CONTENTS



To the Member of
Rancho Affordable Living LLC
Dover, DE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Rancho Affordable Living LLC (a limited liability company) (the "Company"), as of January 11, 2024 (inception), and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits as of January 11, 2024 (inception). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA LLC
Denver, Colorado
February 15, 2025

Artesian CPA LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Rancho Affordable Living LLC
BALANCE SHEET
As of January 11, 2024 (inception)

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities:	
Accounts payable	$ -
Due to related party	-
Total Liabilities	-
Member's Equity	
Capital contributions	2,500
Accumulated deficit	(2,500)
Total Member's Equity	-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

Rancho Affordable Living LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 11, 2024 (inception)

NOTE 1: NATURE OF OPERATIONS

Rancho Affordable Living LLC (the "Company") was incorporated on January 11, 2024 under the laws of the State of Delaware. The Company is an affordable housing group that provides affordable housing to those in need and has a social impact in Las Vegas, Nevada. The sole member of the Company, Dr. Canaan Van Williams (the "Manager" or the "Member"), is responsible to its management.

As of January 11, 2024 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to the member's equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit

Rancho Affordable Living LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 11, 2024 (inception)

price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts presented in the balance sheet approximate fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of January 11, 2024 (inception).

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred. The Manager has incurred $2,500 of pre-inception expenses in connection with forming the Company, which, are recorded to this financial statement as accumulated deficit and capital contribution.

Rancho Affordable Living LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 11, 2024 (inception)

<u>Income Taxes</u>

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

<u>Recent Accounting Pronouncements</u>

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of January 11, 2024 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

No membership units have been issued as of January 11, 2024 (inception). Capital amounting to $2,500 has been contributed to the Company as of January 11, 2024 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, Dr. Canaan Van Williams. Pursuant to the terms of the Company's limited liability company operating agreement (the "Operating Agreement"), the Manager will provide certain management services to the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager has broad authority and discretion in its management of the Company.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services and all direct out-of-pocket expenses incurred in managing the Company.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Secured Promissory Note

On January 2, 2024, Proactive Income Fund III LLC (the "Maker") entered into a promissory note secured with a deed of trust with The Proactive Realty Income Fund II, LLC (the "Payee") whereby, for value received, the Maker promises to pay the Payee or order the sum of $350,000, with interest from the 1st day of December, 2023 at the rate of 6% per annum, with no monthly payments due.

The entire principal balance plus any accrued interest shall become all due and payable on the 1st day of December, 2024. At maturity, this note shall contain a balloon payment of the entire principal balance and all accrued interest due and payable. There is no prepayment penalty. In the event the herein described property, or any part thereof, or any interest therein, is sold, agreed to be sold, conveyed or alienated by the payer/Trustor, or by the operation of law or otherwise, all obligations secured by this instrument, irrespective of the maturity dates expressed therein, at the option of the holder hereof, and without demand or notice, shall immediately become due and payable. This note is secured by a deed of trust, of even date, to Landmark Title Assurance Agency of Nevada LLC.

Deed of Trust

On January 2, 2024, Proactive Income Fund III LLC (the "Trustor") entered into a deed of trust agreement with Landmark Title Assurance Agency of Nevada (the "Trustee"), for property situated in the County of Clark, State of Nevada, for the benefit of The Proactive Realty Income Fund II, LLC (the "Beneficiary"). This deed of trust is made for the purpose of securing payment of the indebtedness evidenced by promissory note, and any extension or renewal thereof, in the principal sum of $350,000, executed by Trustor in favor of the Beneficiary or order, and for the payment of additional sums and interest thereon which may be loaned to Trustor, or his successors or assigns, when evidenced by a promissory note reciting that they are secured by this deed of trust.

Assignment of the Secured Promissory Note

On February 1, 2024, The Proactive Realty Income Fund II, LLC (the "Maker"), assigned the promissory note secured by deed of trust to the Company (the "Holder"), amounting to $350,000. Interest shall accrue on the outstanding principal balance of this note at the rate of 6% per annum, compounding monthly, commencing on the date of this note. No periodic payments shall be due or payable under this note. The entire outstanding principal balance, together with all accrued and unpaid interest, shall be due and payable in full on February 1, 2026 (the "Maturity Date"). The Maker may prepay this note in whole or in part at any time without penalty. If the Maker fails to pay the full balance due under this note on or before the Maturity Date, or if the Maker becomes insolvent, declares bankruptcy, or otherwise ceases to operate as a going concern, then the Holder may, at its option, declare the entire unpaid balance of this note, including accrued interest, immediately due and payable.

Real Estate Crowdfunding Marketing Agreement

On February 5, 2024, The ProActive Fund, LLC, a related party, entered into a marketing agreement with Crowd Max on the Company's behalf, for a monthly fee of $2,500 with a one-time initial curated email list setup amounting to $1,000, to strategically enhance the Company's online presence, attract potential investors, and showcase the unique value of the Company's real estate crowdfunding projects through a multi-faceted digital marketing strategy and targeted press releases.

Real Estate Regulation D Marketing Agreement

On July 26, 2024, The ProActive Fund, LLC, a related party, entered into another marketing agreement with Crowd Max on the Company's behalf, for a monthly fee of $2,000, to strategically enhance the Company's online presence, attract potential investors, and showcase the unique value of

Rancho Affordable Living LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 11, 2024 (inception)

the Company's real estate crowdfunding projects through a multi-faceted digital marketing strategy and targeted press releases.

Master Lease and Sublease

On March 1, 2024, The Proactive Realty Group, LLC, a related party, (the "Tenant"), entered into a lease agreement (the "Master Lease"), with 601 Building, LLC (the "Landlord") to lease suite #8 located at 601 S. Tenth Street, Las Vegas, Nevada. The term of this lease shall be for one year commencing on the commencement date and ending on the expiration date which shall be on February 28, 2025. The initial base rent is $626 per month.

On March 2, 2024, The Proactive Realty Group, LLC (the 'Sublessor") subleased the property to the Company (the "Sublessee") for $750 per month, due on the first day of each month. In addition, the Company agrees to pay 1.5% of the building's utilities and maintenance costs. The sublease commences on March 2, 2024 and shall terminate on March 2, 2025 unless earlier terminated in accordance with this agreement or the Master Lease. In addition, Sublessee agrees to pay 1.5% of the building's utilities and maintenance costs. There's an option to renew the sublease for an additional 1-year term, subject to written agreement. Sublessee shall pay a security deposit in the amount of $500 to Sublessor upon execution of this agreement.

Management's Evaluation

Management has evaluated subsequent events through February 15, 2025, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement other than disclosed above.